                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                        Texas Security Bancshares, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $2.50 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. J. Andy Thompson
             777 West Rosedale, Fort Worth, TX  76104  817-347-8102
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 6, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with the statement.  [X]

     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

CUSIP No.:  None               13D               Page 2 of 8 Pages
- --------------------------------------------------------------------------------


 1.  Name of reporting person:  LNW Family, L.P.

     IRS Identification No. of above person:  75-2543746

 2.  Check the appropriate box if a member                 (a) [ ]
     of a group                                            (b) [X]

 3.  SEC use only

 4.  Source of funds:  OO

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.  Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.  Sole voting power:  230,896

 8.  Shared voting power:  Zero (0)

 9.  Sole dispositive power:  230,896

10.  Shared dispositive power:  Zero (0)

11.  Aggregate amount beneficially owned by each reporting person:
     230,896

12.  Check box if the aggregate amount in Row (11) excludes certain shares:  [ ]

13.  Percent of class represented by amount in Row (11):  8.82%

14.  Type of reporting person:  PN

                        TEXAS SECURITY BANCSHARES, INC.
                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

        The class of securities to which this statement relates is the common stock, par value $2.50 per share (the "Common Stock"), of Texas Security Bancshares, Inc., a Texas corporation (the "Issuer"), which has its principal executive offices located at 777 West Rosedale, Fort Worth, Texas 76104.

ITEM 2. IDENTITY AND BACKGROUND

        LNW Family, L.P. (the "Reporting Person") is a Texas limited partnership which is engaged in investment activities. The address of its principal business is 705 Rivercrest Drive, Fort Worth, Texas 76107.

        During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

        SCHEDULE 1 attached hereto lists the names, addresses, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the general partners of the Reporting Person.
        Each such general partner is a United States citizen.

        During the past five years, none of the general partners of the Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The event which triggered the filing of this Schedule 13D was the formation of LNW Family, L.P. by its general partners and limited partners on June 6, 1994. The general partners and limited partners contributed a total of


                               Page 3 of 8 Pages

        230,896 shares of Common Stock of the Issuer, plus an additional $5,000 in cash, to LNW Family, L.P. as their capital contributions. Partnership units were issued by the Reporting Person for these shares at the time of the triggering event.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the acquisition of the Common Stock of the Issuer was for investment purposes.

    (a) The Reporting Person and its general partners do not have any plans or proposals which relate to or would result in the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Person may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases.

    (b) The Reporting Person and its general partners do not have any plans or proposals which relate to or would result in any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.

    (c) The Reporting Person and its general partners do not have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any subsidiary.

    (d) The Reporting Person and its general partners do not have any plans or proposals which relate to or would result in any change in the present Board of Directors or management of the Issuer.

    (e) The Reporting Person and its general partners do not have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

    (f) The Reporting Person and its general partners do not have any plans or proposals which relate to or would result in any material change in the Issuer's business or corporate structure.

    (g) The Reporting Person and its general partners do not have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.

    (h) The Reporting Person and its general partners do not have any plans or proposals which relate to or would result in any class of securities of the Issuer to cease to be autho-


                               Page 4 of 8 Pages
        rized to be quoted on an inter-dealer quotation system of a registered national securities association.

    (i) The Reporting Person and its general partners do not have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

    (j) The Reporting Person and its general partners do not have any plans or proposals which relate to or would result in any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) The Reporting Person beneficially owns 230,896 shares of the class of securities identified in Item 1 which is 8.82% of such class of securities. The information contained in SCHEDULE 1 hereto regarding the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by the Reporting Person's general partners is incorporated herein by reference.

        The Issuer reported on its Form 10-Q for the quarter ending June 30, 1994 that it had 2,616,723 shares of Common Stock outstanding as of June 30, 1994. Neither the Reporting Person nor its general partners have any options or warrants to purchase shares of Common Stock of the Issuer.

    (b) All voting and disposition decisions concerning the Common Stock owned by the Reporting Person will be made by the majority vote of its general partners. The information contained in SCHEDULE 1 hereto regarding the power to vote or dispose of securities identified in Item 1 beneficially owned by the Reporting Person's general partners is incorporated herein by reference.

    (c) Neither the Reporting Person nor its general partners effected any transactions in shares of Common Stock of the Issuer within the sixty
        (60) days prior to the date of the event requiring the filing of this statement, June 6, 1994.

    (d) The Reporting Person and its general partners do not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of the securities of the Issuer that are the subject of this Schedule 13D.

    (e) The Reporting Person has not ceased to be subject to the reporting requirements of Schedule 13D during the period of this statement.







                               Page 5 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or relationships among the Reporting Person or between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        There are no Exhibit required to be filed as part of this Schedule 13D.














                               Page 6 of 8 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        LNW FAMILY, L.P.



Dated:  October 3, 1994                 /s/ Nancy Wilemon Smith
                                        ----------------------------
                                        Nancy Wilemon Smith,
                                        Managing General Partner






                                Page 7 of 8 Pages

                                   SCHEDULE 1

       GENERAL PARTNERS OF THE REPORTING PERSON AND BENEFICIAL OWNERSHIP


                                           Address of
                                            Principal                   Occupation               Amount
       Name of                           Business Office                    or                Beneficially          Percent
   General Partner                         or Residence                 Employment               Owned              of Class
  ----------------                        --------------               ------------           ------------        ------------
 Nancy Wilemon Smith                    705 Rivercrest Drive                1                  240,072             9.17%
                                        Fort Worth, TX  76107

Angela Thompson Sewell                  3901 Potomac                        2                  230,915             8.82%
                                        Fort Worth, TX  76107

Nancy Thompson Spencer                  11080 Chapin Road                   3                  239,122             9.14%
                                        Aledo, TX  76008

Cynthia Thompson Hawkins                4720 Collinwood                     4                  230,956             8.83%
                                        Fort Worth, TX  76107

                                                                        Number of Shares as
                                                                     to Which Such Person Has

                                               ----------------------------------------------------------------------------

                                                                                        Sole Power            Shared Power
                                               Sole Power            Shared             Dispose or           to Dispose or
                                               to Vote or           Power to             to Direct           to Direct the
           Name of                             to Direct           Vote or to           the Disposi-          Disposition
       General Partner                            Vote             Direct Vote            tion of                 of
      ----------------                         ----------          -----------         --------------        --------------
 Nancy Wilemon Smith                              676                239,396                  676                  239,396


 Angela Thompson Sewell                             9                230,906                    9                  230,906


 Nancy Thompson Spencer                         6,495                232,627                6,495                  232,627


 Cynthia Thompson Hawkins                          50                230,906                   50                  230,906




 1       Employed by Wilemon Investments, which has as its principal business activity investments and its principal adresss is P.O Box 4473, Fort Worth Texas 76164.

 2       Not employed.

 3       Employed by Reading Friends, which has as its principal business teaching and its principal address is 5228 Pershing, Fort

         Worth Texas 76107.

 4       Not employed.







                                Page 8 of 8 Pages